TRANSACTIONS IN THE SHARES

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased (Sold)	Seller	Per Share Price ($)	Date of Purchase/Sale
Sale of Common Stock	(10,429)	ALTA FOX OPPORTUNITIES FUND, LP	19.5057	06/24/26
Sale of Common Stock	(1,000)	ALTA FOX OPPORTUNITIES FUND, LP	20.3100	06/24/26
Sale of Common Stock	(90,021)	ALTA FOX OPPORTUNITIES FUND, LP	19.6138	06/25/26
Sale of Common Stock	(80,000)	ALTA FOX OPPORTUNITIES FUND, LP	19.5075	06/26/26
Sale of Common Stock	(301,950)	ALTA FOX OPPORTUNITIES FUND, LP	20.1437	06/29/26
Sale of Common Stock	(1,200)	ALTA FOX OPPORTUNITIES FUND, LP	20.7200	06/30/26